UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39339

HITEK GLOBAL INC.

Unit 304, No. 30 Guanri Road, Siming District,

Xiamen City, Fujian Province, People’s Republic of China
+86 592-5395967

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountant

Resignation and Dismissal of the Independent Registered Public Accounting firm

On December 2, 2022, UHY LLP (“UHY”) notified HiTek Global Inc. (the “Company”) of its intention to resign as the Company’s auditor on January 1, 2023. The auditor’s report of UHY on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the two fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through January 1, 2023, there have been: (1) no disagreement (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years, and (2) no “reportable events” (as defined under Item 16F(a)(1)(v) of the instructions to Form 20-F), except the material weaknesses in the Company’s internal control over financial reporting previously reported in Item 15 “Controls and Procedures” in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2021 and 2020, respectively. The material weaknesses previously reports were: (i) the Company had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues; and (ii) the Company did not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process.

Engagement of A New Independent Registered Public Accounting firm

On February 15, 2023, the Company engaged of Wei, Wei & Co., LLP (“WWC”) to serve as the independent registered public accounting firm of the Company. During the two most recent fiscal years and through the subsequent interim period preceding WWC’s engagement, the Company has not consulted with WWC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided UHY with a copy of the above disclosure and requested that UHY furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of UHY’s letter is filed as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated February 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITEK GLOBAL INC.

Date: February 21, 2023	By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer

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